UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 8, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

UBS AG produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with the annual report on Form 20-F for the year ended 31 December 2014 of UBS Group AG and UBS AG, filed with the SEC on 13 March 2015, as well as UBS AG’s first quarter 2015 report, submitted to the SEC on Form 6-K on 8 May 2015.

Capitalization of UBS AG

The following table presents the consolidated capitalization of UBS AG in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.

Capitalization of UBS AG

	As of
	31.3.15		31.12.14
in million	CHF	USD	CHF	USD
Debt
Short term debt issued [1]	54,054	55,605	61,730	62,072
Long term debt issued [2]	94,660	97,375	97,853	98,396

Total debt issued	148,714	152,980	159,583	160,469

Equity attributable to UBS AG shareholders	53,815	55,359	52,108	52,397
Equity attributable to preferred note holders	1,889	1,943	2,013	2,024
Equity attributable to non-controlling interests	39	40	45	45

Total capitalization	204,456	210,322	213,748	214,935

[1]	Short-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS with a remaining maturity of less than one year.
[2]	Long-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS with a remaining maturity of more than one year.

Swiss franc (CHF) amounts as of 31 March 2015 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.02869 (the exchange rate in effect as of 31 March 2015), and CHF amounts as of 31 December 2014 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.00555 (the exchange rate in effect as of 31 December 2014).

Ratio of Earnings to Fixed Charges of UBS AG

The following table sets forth UBS AG’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no mandatory preferred share dividends in any of the periods indicated.

		For the quarter ended	For the year ended
CHF million, except for ratio		31.3.15	31.12.14	31.12.13	31.12.12		31.12.11	31.12.10
Pre-tax earnings from continuing operations		2,670	2,424	3,287	(1,851)		5,025	6,983
Add: Fixed charges		1,684	7,293	8,030	10,688		11,831	13,471

Pre-tax earnings before fixed charges		4,353	9,717	11,317	8,836		16,856	20,454

Fixed charges:
Interest expense		1,536	6,639	7,351	9,990		11,143	12,657
Other	[1]	148	653	679	698		688	814

Total fixed charges		1,684	7,293	8,030	10,688		11,831	13,471

Ratio of earnings to fixed charges	[2]	2.58	1.33	1.41	0.83	[3]	1.42	1.52

1	Other fixed charges relate to the interest component of rental expense.
2	A ratio of earnings to combined fixed charges and preference security dividend requirements is not presented as it equals the ratio of earnings to fixed charges.
3	For the year ended 31 December 2012, the ratio of earnings to fixed charges was less than 1.00. The amount by which total fixed charges exceeded pre-tax earnings from continuing operations for this period was CHF 1,851 million.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

UBS AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: May 8, 2015